

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 4631

August 17, 2009

By U.S. Mail and Facsimile

Mr. Michael B. Cranfill
Chief Executive Officer
Shimoda Marketing, Inc.
116 West McLeroy Blvd.
Saginaw, Texas 76179

> **Re:** **Shimoda Marketing, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2009**
> **File No. 000-53378**

Dear Mr. Cranfill:

We have reviewed your response letter dated July 20, 2009 and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A(T). Controls and Procedures, page 15

1. We appreciate your response to prior comment four; however, it appears that our previous comment may not have been entirely clear. In this regard, please confirm to us that there were no changes to your internal control over financial reporting, during the quarter ended December 31, 2008, as required by Item 308T(b) of Regulation S-X.

*   *   *

Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comments.

      If you have any questions regarding this comment, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, Anne McConnell, Senior Staff Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief